UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                               FOR NOVEMBER 14, 2002

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                           LOCALIZA FRANCHISING LTDA.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                   LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                     --------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - September 30, 2001 and 2002
2. Consolidated Statements of Income for the nine months ended September 30, 2001 and 2002
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2001 and 2002
4. Selected Historical Financial and Other Data - 3Q2001, 3Q2002, nine months ended September 30, 2001 and 2002
5. Reclassification of Certain Financial Statement Itens and Other Information

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                 ( Unaudited )

                                                            September 30,
                                                         -------------------
                                                           2001       2002
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                  39,608    108,000

Available for sale marketable securities, at fair value    67,223     10,773

Accounts receivable, net                                   48,670     47,602

Revenue-earning vehicles, net                             197,646    200,134

Deferred income and social contribution taxes               6,919      3,235

Other                                                      22,521     18,932
                                                          -------    -------
                                                          382,587    388,676
                                                          -------    -------
NONCURRENT ASSETS:

Accounts receivable, net                                        -      1,215

Revenue-earning vehicles, net                              98,724     98,656

Escrow deposits                                            17,579     21,921

Deferred income and social contribution taxes               7,295     41,818

Compulsory loans                                            1,869         84

Other                                                       1,990      1,010
                                                          -------    -------
                                                          127,457    164,704
                                                          -------    -------
PROPERTY AND EQUIPMENT, NET                                10,562     14,417
                                                           ------     ------

GOODWILL                                                    5,378      4,701
                                                          -------    -------

Total assets                                              525,984    572,498
                                                          =======    =======

                  LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           September 30,
                                                        --------------------
                                                          2001        2002
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                       14,798       8,213

Interest payable on long-term debt                        13,614      14,669

Accounts payable                                           7,073      12,032

Payroll and related charges                                7,068       8,087

Income and social contribution taxes                      14,225      16,461

Taxes, other than on income                                1,210         999

Deferred income and social contribution taxes              1,908       6,984

Advances from customers                                      167         703

Other                                                      2,695         730
                                                          ------      ------
                                                          62,758      68,878
                                                          ------      ------

NONCURRENT LIABILITIES:

Long-term debt                                           267,130     287,833

Reserve for contingencies                                 27,259      37,256

Deferred income and social contribution taxes              1,995       9,259

Unrealized loss on derivatives                                 -      13,450

Other                                                         13       1,558
                                                         -------     -------
                                                         296,397     349,356
                                                         -------     -------

MINORITY INTEREST:                                           117         124
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                            122,923     122,923

Accumulated earnings                                      42,492      32,934

Cumulative other comprehensive income (expense)            1,297      (1,717)
                                                         -------     -------
                                                         166,712     154,140
                                                         -------     -------
Total liabilities and shareholders' equity               525,984     572,498
                                                         =======     =======

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                        Nine months ended
                                                          September 30,
                                                    -------------------------
                                                       2001            2002
                                                     --------        -------
NET REVENUES:

Car  rental                                           102,514        118,952

Fleet management                                       89,045         88,971

Franchising                                             4,307          3,723

Used car sales                                        101,676        144,286
                                                      -------        -------
  Total revenues                                      297,542        355,932
                                                      -------        -------

EXPENSES AND COSTS:

Direct operating                                      (55,421)       (66,746)

Cost of used car sales                                (77,868)      (116,389)

Taxes on revenues                                     (12,590)       (14,258)

Selling, general and administrative                   (34,739)       (43,535)

Depreciation of vehicles                              (28,357)       (24,225)

Other depreciation and amortization                    (1,853)        (2,440)

Goodwill amortization                                    (825)             -
                                                     --------       --------
  Total operating expenses and costs                 (211,653)      (267,593)
                                                     --------       --------

Operating income                                       85,889         88,339

FINANCIAL EXPENSE, NET                                (44,925)      (110,684)

OTHER NONOPERATING INCOME (EXPENSE), NET                4,566            (82)
                                                       ------         ------

Income before taxes and minority interest              45,530        (22,427)
                                                       ------         ------

INCOME AND SOCIAL CONTRIBUTION TAXES:

  Current                                             (14,682)       (16,478)
  Deferred                                                311         24,137
                                                      -------        -------
                                                      (14,371)         7,659
                                                      -------        -------

Net income before minority interest                    31,159        (14,768)

MINORITY INTEREST                                         (22)           (82)

Cumulative effect of a change in accounting
     principle, net                                      (907)             -
                                                       ------         ------

Net income                                             30,230        (14,850)
                                                       ======         ======
OTHER COMPREHENSIVE EXPENSE:
  Unrealized losses on marketable securities           (1,510)        (3,040)
  Deferred income and social contribution
     taxes on unrealized losses                           377            937
                                                       ------         ------
  Other comprehensive expense                          (1,133)        (2,103)
                                                       ------         ------
         Comprehensive income                          29,097        (16,953)
                                                       ======         ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )

                                               Nine months ended
                                                  September 30,
                                           -------------------------
                                              2001            2002
                                             ------          ------
      NET REVENUES:

      Car rental                            102,514         118,952

      Fleet management                       89,045          88,971

      Franchising                             4,307           3,723

      Used car sales                        101,676         144,286
                                            -------         -------
                                            297,542         355,932
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                           (10,586)        (11,861)

      Fleet management                      (17,771)        (12,364)

      Other                                  (1,853)         (2,440)
                                             ------          ------
                                            (30,210)        (26,665)
                                             ------          ------


      OPERATING INCOME:

      Car  rental                            36,996          38,894

      Fleet management                       43,304          43,937

      Franchising                               870           1,658

      Used car sales                         15,079          14,515

      Corporate expenses                     (7,682)         (8,225)

      Other depreciation and amortization    (2,678)         (2,440)
                                             ------          ------
                                             85,889          88,339
                                             ------          ------


      OPERATING MARGIN:

      Car  rental                              36.1%          32.7%

      Fleet management                         48.6%          49.4%

      Franchising                              20.2%          44.5%

      Used car sales                           14.8%          10.1%

      Total                                    28.9%          24.8%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                  Nine months   Nine months
                                                                                    ended         ended
                                                                                  September     September
                                                         3 Q 2001    3 Q 2002       2001           2002
                                                         --------    --------     -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                               36,516      40,900        102,514       118,952
  Fleet management                                         31,136      29,400         89,045        88,971
                                                          -------     -------        -------       -------
    Total vehicle rental                                   67,652      70,300        191,559       207,923

  Used car sales                                           37,515      47,277        101,676       144,286
  Franchising                                               1,423       1,376          4,307         3,723
                                                          -------     -------        -------       -------
Total net revenues                                        106,590     118,953        297,542       355,932
                                                          -------     -------        -------       -------
Direct operating costs and expenses:
  Car rental                                              (10,481)    (13,785)       (32,399)      (41,312)
  Fleet management                                         (7,062)     (7,962)       (19,838)      (23,539)
                                                          -------     -------        -------       -------
    Total vehicle rental                                  (17,543)    (21,747)       (52,237)      (64,851)

  Cost of used car sales                                  (30,801)    (39,500)       (77,868)     (116,389)
  Franchising                                              (1,119)       (800)        (3,184)       (1,895)
  Taxes on revenues                                        (4,442)     (4,823)       (12,590)      (14,258)
                                                          -------     -------        -------       -------
Total direct operating costs and expenses                 (53,905)    (66,870)      (145,879)     (197,393)
                                                          -------     -------        -------       -------
Gross profit                                               52,685      52,083        151,663       158,539

Selling, general and administrative expenses:
  Adverstising, promotion and selling:
    Car rental                                             (5,397)     (6,082)       (14,327)      (17,191)
    Fleet management                                       (1,798)     (1,740)        (4,216)       (5,166)
    Used car sales                                         (3,401)     (4,349)        (8,408)      (12,911)
    Franchising                                               (44)        (25)          (106)          (42)
                                                           ------      ------         ------        ------
      Total adverstising, promotion and selling           (10,640)    (12,196)       (27,057)      (35,310)
  General and administrative expenses                      (2,636)     (2,673)        (7,403)       (8,196)
  Other                                                      (134)          3           (279)          (29)
                                                           ------      ------         ------        ------
Total selling, general, administrative and other expenses (13,410)    (14,866)       (34,739)      (43,535)
                                                           ------      ------         ------        ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                             (6,627)     (5,325)       (10,586)      (11,861)
    Fleet management                                       (3,695)     (6,805)       (17,771)      (12,364)
                                                           ------      ------         ------        ------
     Total vehicle depreciation expenses                  (10,322)    (12,130)       (28,357)      (24,225)
  Goodwill amortization                                      (319)          -           (825)            -
  Non-Vehicle depreciation and amortization expenses         (715)       (874)        (1,853)       (2,440)
                                                           ------      ------        -------        ------
Total depreciation and amortization expenses              (11,356)    (13,004)       (31,035)      (26,665)
                                                           ------      ------        -------        ------
Operating income                                           27,919      24,213         85,889        88,339
                                                           ------      ------        -------        ------
Financial Interest:
   Expense                                                 (8,629)     (5,213)       (23,979)      (20,484)
   Income                                                   7,740       2,325         17,052        11,658
   FND - Compulsory loans                                    (194)          -           (194)            -
   Taxes on financial revenues                               (743)       (338)        (1,591)       (1,093)
   Monetary variation and exchange loss                   (35,911)    (80,321)       (62,126)     (119,874)
   Monetary variation and exchange gain                    12,659       3,628         25,913         5,444
   Realized gain on sale of marketable securities               -           -              -           911
   Unrealized gain (loss) on derivatives                        -      11,981              -        12,754
                                                           ------      ------         ------       -------
      Financial interest expense, net                     (25,078)    (67,938)       (44,925)     (110,684)
                                                           ------      ------         ------       -------
Nonoperating income (expense), net                             18         (15)         4,566           (82)
                                                           ------      ------         ------        ------
Income before taxes and minority interest                   2,859     (43,740)        45,530       (22,427)

Income and social contribution taxes                       (2,439)     14,996        (14,371)        7,659
Minority interest                                              (5)        (25)           (22)          (82)
Cumulative effect of a change in accounting principal           -           -           (907)            -
                                                           ------      ------         ------        ------
Net income                                                    415     (28,769)        30,230       (14,850)
                                                           ======      ======         ======        ======
Other comprehensive expense                                (3,255)     (1,166)        (1,133)       (2,103)
                                                           ------      ------         ------        ------
Comprehensive income                                       (2,840)    (29,935)        29,097       (16,953)
                                                           ======      ======         ======        ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                    Nine months   Nine months
                                                                                      ended         ended
                                                                                    September     September
STATEMENT OF OPERATIONS DATA                              3 Q 2001    3 Q 2002        2001          2002
                                                          --------    --------      ----------    -----------
OTHER DATA :

EBITDA                                                     39,275       37,217       116,924        115,004

Vehicle Depreciation Expense                              (10,322)     (12,130)      (28,357)       (24,225)
                                                           ------       ------        ------         ------
Adjusted EBITDA                                            28,953       25,087        88,567         90,779
                                                           ======       ======        ======         ======


             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Localiza's results of operations for 2001 have been reclassified.

1 - Reclassification of 3Q2001 and nine months ended September 30, 2001 amounts related to sales taxes from net revenues to taxes on revenues recorded as costs, in the amounts of R$4,442 and R$12,590 respectively.


2 - As of December 31, 2000, in order to hedge the Senior Notes debt against the risk of devaluation of the Brazilian real compared to the U.S. dollar, the Company purchased a call option at BankBoston in the notional amount of US$22,000.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Therefore, the Company has accounted for the derivative transactions by calculating the unrealized gain or loss at each balance sheet date.

The effect of adopting SFAS No. 133 as of January 1, 2001, was a loss of R$907 (net of income tax effects of R$467), and is presented as "Cumulative effect of a change in accounting principle" in the statement of income.

This amount was reclassified from monetary variation and exchange loss to this specific account.


                               Other Information

1 - In order to protect the Company's foreign currency denominated debt obligations, i. e., the Senior Notes, which are sensitive to changes in exchange rates, the Company has entered into swap contracts with the same maturity date as the Senior Notes (September 2005). This resulted in an unrealized gain of R$101,060 for the nine months ended in September 30, 2002.

The above mentioned swap contracts do not meet the criteria established by SFAS 133 to qualify as a hedge of an exposure to foreign currency or interest rate risk. Therefore, the Company did not record the fair value of the debt and determined an unrealized loss based on the fair value of the swap in the amount of R$ 88,306 for the nine months ended in September 30, 2002.

As a net result, the Company recorded an unrealized gain on derivatives in the amount of R$12,754 in the income statement for the nine months ended September 30, 2002.

As a consequence of the above, it is not profitable for the Company to settle the swap contracts before September 2005, in particular because the fair value of swap contracts represents a loss and the Company has reached its objective of reducing its exposure to exchange rate risk.


2 - As of December 31, 2001, the Company restated its financial statements related to December 31, 1999 and 2000 in order to considerate the acquisitions of their Senior Notes as an extinguishment of the debt for accounting purposes, in accordance with SFAS 125 and 140.

However, the adoption of this accounting procedure is not reflected in the 2001 quartely information that is published in this 6-K form. The information cointained in this form is the same that was published in the 6-K in 2001.

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                 Nine months   Nine months
                                                                                   ended         ended
                                                                                  September     September
SELECTED OPERATING DATA:                                 3 Q 2001    3 Q 2002       2001          2002
                                                         --------    --------    -----------   -----------

Fleet at the end of period:
   Car Rental                                               9,582       9,688          9,582         9,688
   Fleet Management                                        12,372      10,718         12,372        10,718
                                                           ------      ------         ------        ------
     Total                                                 21,954      20,406         21,954        20,406
                                                           ------      ------         ------        ------

Average Operating Fleet Age (months)                         11.3        13.8           11.4          13.4

Number of Rental Days:
  Car Rental                                              572,317     575,784      1,495,368     1,658,825
  (-)Rental Days to Total Fleet's replacement service      (5,639)     (9,107)       (17,134)      (25,279)
                                                        ---------    --------      ---------     ---------
     Total                                                566,678     566,677      1,478,234     1,633,546
  Fleet Management                                      1,005,540     922,710      2,879,310     2,832,030

Utilization Rates:
  Car Rental                                               75.82%      71.45%         72.33%        67.47%
  Fleet Management                                         96.80%      99.45%         97.43%        98.88%

Numbers of Cars Purchased:
  Car Rental                                                2,266       1,939          5,203         4,195
  Fleet Management                                          1,566         618          4,005         1,924
                                                            -----       -----          -----         -----
     Total                                                  3,832       2,557          9,208         6,119
                                                            -----       -----          -----         -----

Average Purchase Price                                      16.71       17.25          16.15         17.66

Total Investment in Fleet                                64,016.4    44,099.5      148,718.6     108,089.1


Numbers of Cars Sold:
  Car Rental                                                1,554       2,162          4,539         6,414
  Fleet Management                                          1,171       1,364          2,421         3,763
                                                            -----       -----          -----        ------
     Total                                                  2,725       3,526          6,960        10,177
                                                            -----       -----          -----        ------

Average Car Price                                           13.33       13.06          14.10         13.72

Depreciation per car...(R$)                               2,090.8     2,544.6        2,041.7       1,646.8

Average Annual Revenue per Owned
 Car in Operation......(R$)
  Car Rental                                             17,657.2    18,526.0       18,098.4      17,659.1
  Fleet Management                                       10,609.3    11,334.2       10,742.2      10,944.4

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service     64.44       72.18          69.35         72.82
  Fleet Management                                          30.45       31.66          30.63         30.75